May 2, 2005

Via Facsimile and U.S. Mail

James G. Gidwitz
Chief Executive Officer
Continental Materials Corporation
200 South Wacker Drive, Suite 4000
Chicago, IL  60606

RE:	Continental Materials Corporation
      Schedule TO-I filed April 22, 2005
      File No. 005-20723

Dear Mr. Gidwitz:

      We have the following comments on the above-referenced filing.

General

1. Edgar does not, at present, reflect the receipt of a Schedule 13E-3 for the instant transaction. The checking of the going-private transaction box on Schedule TO-T by the filing persons does not obviate the need to properly identify the filing with appropriate header tags. Edgar will not accept the addition of Schedule 13E-3 to the original Schedule TO-T header tag. The filing persons must either jointly file the original Schedule TO-T and Schedule 13E-3 with appropriate header tags and request a date adjustment to the original April 22 filing date or file an exclusive Schedule 13E-3 without such a date adjustment request as soon as possible. Date adjustment requests are not automatically granted. Contact Sylvia J.Pilkerton in the Office of Edgar and Information Analysis by facsimile at 202.942.9542 to request guidance on resubmitting the filing with appropriate header tags or to ask for a date adjustment.

2. We note the comment letter issued by this Division on April 22, 2005 with respect to your annual report on Form 10-K for the year ended January 1, 2005. Please tell us whether you plan to extend the expiration date of your offer until such time as those comments have been cleared.

Schedule TO-I

Cover Page

3. We note that Mr. Gerald Gidwitz is a managing partner in the CMC Partnership, that this partnership holds more than 50% of your outstanding shares of common stock, and that Mr. G. Gidwitz shares voting and dispositive authority with respect to the shares of your common stock held by that partnership with the remaining managing partners of the partnership. Please advise us why
Mr. G. Gidwitz has not also been identified as an offeror in this tender offer and as a filing person in a Schedule 13E-3. Note further that any new offerors in the tender offer must ensure that they independently satisfy the timing, signatory and dissemination requirements of Schedule TO.

Offer to Purchase

Summary Term Sheet - Q10:  What are the most significant
Conditions of the offer? - Page iii

4. The second to the last bullet indicates that if a lawsuit results or has the potential to result in a material adverse effect on the company or the offer, as determined by the company in its "sole judgment," the offer may be terminated. Please revise to include a reasonableness standard. The ability of the company to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.

Background and Purpose of the Offer - Page 3

5. Expand to describe the alternatives considered by the board and the reasons such alternatives were rejected. As an example only, we note the references at the bottom of page three and the top of page 4 to alternatives considered, however, it is unclear whether the disclosure addresses these alternatives.

6. Describe the presentations and analyses of Mesirow in some amount of detail, quantifying such discussions to the extent possible. See Item 1015 of Regulation M-A.

7. Please revise to explain how your independent directors determined the price range of the tender offer. Also explain how the number of shares tendered for was determined and who made that determination.

8. Please revise the section entitled "Certain Effects of the Offer" to explain how the interest in net earnings and net book value after the offer is calculated from those figures prior to the offer.

Fairness of the Offer - Page 11

9. Refer to your discussion of the net book value per share.
Explain how your board of directors believes that the price range selected for the offer is fair in light of the fact that the highest price in the range is lower than your net book value as of January 1, 2005.

10. We note your statement that the offer is procedurally fair because it gives your stockholders a chance to sell their shares at a fair and reasonable price in relation to current market prices. Please explain how the offer is procedurally fair given that you have conducted a stock repurchase program and intend to continue repurchasing stock under the plan shortly after the expiration of this tender offer.

11. Your fairness discussion should also address the fairness of the structure of the modified Dutch auction issuer tender offer. In this regard, we note that this structure may involve pro rationing, thus preventing some shareholders from "cashing out" entirely unless they are willing to tender conditionally and take the chance that none of their shares will be purchased. Thus, if the offer is oversubscribed, all tendering shareholders will remain as equity owners of illiquid securities. Also, because of the modified
Dutch auction structure, a shareholder who tenders above the offer price and who would like the company to repurchase his or her shares will not have any shares purchased. Discuss the basis for your belief in procedural and substantive fairness given these issues associated with the Dutch auction structure.

Reports, Opinions and Appraisals - Page 19

12. Please revise to expand upon the qualifications of Mesirow
Financial, pursuant to Item 1015(b)(2) of Regulation M-A, that led to your retention of that firm.

Procedures for Tendering Shares - Page 24

13. It appears, based on your Letter of Transmittal, that stockholders must submit multiple letters of transmittal if they determine to tender shares at different prices. Please revise this section to clarify this and the Withdrawal Rights section to clarify whether holders must submit multiple requests to withdraw if they wish to withdraw shares tendered at different prices.

Conditions to the Offer - Page 32

14. We note that the company may terminate the offer if the board concludes that, in the exercise of its fiduciary duties, it is necessary. This condition as currently represented may be so broad as to render the offer illusory. Please expand to describe under what circumstances the company may terminate the offer if this condition is triggered. For example, would it require an opinion of counsel as to a potential breach of fiduciary duty?

Source and Amount of Funds - Page 35

15. Please disclose the effective interest rate of the term loan as of the most practicable recent date.

Letter of Transmittal

16. We note that beginning on page 6 of the Letter of Transmittal you require tendering stockholders to certify that they "understand" specific terms of the offer and the effect of the stockholders` actions within the offer. The form improperly asks option holders to certify that they "understand" the terms of the offer. Please revise to delete the requirement that option holders certify that they "understand" the offer. Alternatively, amend the form to include a legend in bold typeface that indicates Continental Materials neither views the certification made by stockholders that they understand the offer materials as a waiver of liability and that Continental Materials promises not to assert that this provision constitutes a waiver of liability.

Closing Comments

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the offeror(s) acknowledging that:

* the offeror(s) is (are) responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the offeror(s) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pamela Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 770-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

							Sincerely,




							Daniel F. Duchovny
							Attorney-Advisor
							Office of Mergers &
							Acquisitions

cc: Rachel Mantz, Esq. (via fax: (312) 849-8133))